                   CERTIFICATE OF DESIGNATIONS, PREFERENCES
                   AND RIGHTS OF SERIES N-A PREFERRED STOCK


     Pursuant to Section 151(g) of the Delaware General Corporation Law

                              __________________

     SHERIDAN CALIFORNIA ENERGY, INC., a corporation organized and existing under the laws of the state of Delaware (the "Corporation"), HEREBY CERTIFIES that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous written consent of the Board of Directors pursuant to Section 228 of the Delaware General Corporation Law:

     RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by Article Three of the Certificate of Incorporation, a series of Preferred Stock be, and it hereby is, created out of the authorized but unissued shares of Preferred Stock of the Corporation, such series to be designated "Series N-A Preferred Stock" (the "Series N-A Preferred Stock") to consist of 2,000,000 shares, par value $0.01 per share, of which the powers, designations, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations and restrictions thereof shall be as follows:

     1.   Amount.  The number of shares constituting the Series N-A Preferred
          ------
Stock shall be 2,000,000.

     2.   Payment of Dividends.
          --------------------

          (A) Holders of the Series N-A Preferred Stock are entitled to receive when, as and if declared by the Board of Directors, out of the funds of the Corporation legally available therefor, cumulative cash dividends in an amount equal to $0.625 per share, payable semi-annually, on January 15 and July 15 in each year commencing on July 15, 1999, except that if any such day is not a business day in Houston, Texas, then such dividends shall be payable on the next succeeding business day (each such date on which a dividend is payable is referred to herein as a "Dividend Payment Date"). At the option of the Corporation, and subject to the restriction hereinafter set forth in this
Section 2(A), upon declaration of the Board of Directors, dividends otherwise payable in cash on the Dividend Payment Dates during the period up to and including January 15, 2002 (the "Stock Dividend Period") may be paid, in whole or in part, by issuing additional fully paid and non-assessable shares of the Series N-A Preferred Stock having a capital determined by the Board of Directors in accordance with Section 154 of the Delaware General Corporation Law of $10 per share (the "Preferred Dividend Stock") in an amount equal to .07 additional shares of Series N-A Preferred Stock for each share of Series N-A Preferred Stock then issued and outstanding. Dividends on the Series N-A Preferred Stock are cumulative from the date of original issuance of shares of Series N-A Preferred Stock (or in the case of shares issued as Preferred Dividend Stock, from the Dividend Payment Date for the dividend being satisfied by issuance of such Preferred Dividend Stock), and will be payable, when, as and if declared, to holders of record on the applicable record date as shall be fixed by the Board of Directors. Dividends in arrears may be declared and paid at any time, without reference to any regular dividend payment date, to holders of record on such date not exceeding 60 days preceding the payment date thereof, as may be fixed by the Board of Directors. The amount of Preferred Dividend Stock issuable to a holder by way of a dividend shall be computed on the basis of the aggregate number of shares of Series N-A Preferred Stock registered in such holder's name on the record date fixed for the payment of such dividend plus the amount of accrued but not declared dividends of Preferred Dividend Stock. Dividends payable for any period less than a full semi-annual period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall accrue whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. Accrued but unpaid dividends will not bear interest. Notwithstanding anything herein to the contrary, dividends on the Series N-A Preferred Stock may not be paid in the form of Preferred Dividend Stock, and shall be payable in cash, to the extent that (a) on the tenth day prior to the applicable Dividend Payment Date, there is a Conveyed Property Value Shortfall (hereinafter defined) and (b) such cash dividends are permitted to be paid under
Section 6.8 of the Credit Agreement dated as of January 21, 1999 between the Corporation, Bank One, Texas, National Association, as agent and lender and the lenders signatory thereto. A "Conveyed Property Value Shortfall" shall exist if at any time of determination, the value, determined in accordance with Schedules B and B-1 to the Agreement for Purchase and Sale dated as of November 9, 1998, as amended, between Amerada Hess Corporation, a Delaware corporation as Seller ("AHC") and Sheridan Energy, Inc. ("SEI"), as Buyer (the "AHC Agreement") of the properties not effectively conveyed to the Corporation pursuant to the AHC Agreement (except for those properties not effectively conveyed for which adjustments to the purchase price under the AHC Agreement have already been made pursuant to the Closing Agreement dated January 25, 1999 by and between AHC, SEI and the Corporation) is more than $2,000,000 and in such event shall equal the excess, if any, of (a) 50% of the value (so determined) of the properties not so conveyed over (b) the amount of dividends on the Series N-A Preferred Stock paid in cash on Dividend Payment Dates prior to the date of determination that could have been paid in Preferred Dividend Stock but for application of the limitation contained in the preceding sentence.

          (B) Unless full cumulative dividends on the Series N-A Preferred Stock have been paid through the most recently completed semi-annual dividend period for the Series N-A Preferred Stock, no dividends (other than in common stock of the Corporation (the "Common Stock")) may be paid or declared and set apart for payment or other distribution made upon the Common Stock or on any other stock of the Corporation ranking junior to or on a parity with the Series N-A Preferred Stock as to dividends, nor may any Common Stock or any other stock of the Corporation ranking junior to or on a parity with the Series N-A Preferred Stock as to dividends be redeemed, purchased or otherwise acquired for any consideration (or any payment be made to or available for a sinking fund for the redemption of any shares of such stock) by the Corporation or any Subsidiary of the Corporation.

     3.   Voting Rights.  Except as set forth herein, the Series N-A Preferred
          -------------
Stock shall have no voting rights. The holders of shares of Series N-A Preferred Stock shall have the following voting rights with respect thereto:

          (A) Each share of Series N-A Preferred Stock shall entitle the holder thereof to the voting rights required by applicable law.

          (B) The consent of the holders of at least 66-2/3% of the outstanding shares of the Series N-A Preferred Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of stockholders called for the purpose, shall be necessary to, and the Corporation shall not without such consent, (i) increase or decrease the aggregate number of authorized shares of the Series N-A Preferred Stock (provided in any event that no such decrease shall ever be below the number of then outstanding shares of Series N-A Preferred Stock), (ii) effect an exchange, reclassification, or cancellation of all or part of the Series N-A Preferred Stock, (iii) change, alter or delete the designations, powers, preferences, relative and other special rights of the Series N-A Preferred Stock, or the qualifications, limitations or restrictions thereof including any changes occurring as a result of a merger or consolidation, (iv) issue (or deliver from shares held by the Corporation) any shares of, or securities convertible into or exercisable or exchangeable for, or reclassify any other shares of other classes or series into, shares of Series N-A Preferred Stock, other than 1,300,000 shares of Series N-A Preferred Stock upon the original issuance of such series and shares of Series N-A Preferred Stock issued as Preferred Dividend Stock pursuant to Section 2 of this Certificate of Designation, (v) create, authorize or issue, or increase the authorized amount of, any Preferred Stock or series thereof (other than the Series N-A Preferred Stock permitted to be issued under clause (iv) above) or any other stock or equity security ranking senior to or on a parity with (with respect to voting or dividends or payments upon redemption or upon liquidation, dissolution or winding up) the Series N-A Preferred Stock,
(vi) approve or permit the Corporation's entry into any line of business outside the energy industry or any material change in the principal business of the Corporation, (vii) merge with or into, or consolidate with, any other corporation or entity, (viii) declare or pay a dividend or distribution of cash or property in respect of, or redeem, repurchase or otherwise acquire or permit any Subsidiary to purchase or otherwise acquire (or make any payment to or in respect of any sinking fund applicable thereto), any Junior Security (as hereinafter defined), provided, however, that no change in the dividend rate can be effected without the consent of all holders of the Series N-A Preferred Stock or (ix) reduce the capital represented by outstanding shares of Series N-A Preferred Stock. In all cases where the holders of shares of the Series N-A Preferred Stock have the right to vote separately as a class, all such holders shall be entitled to one vote for each share held by them. The term "Junior Securities" as used herein shall mean any of the Corporation's capital stock other than the Series N-A Preferred Stock.

          (C) If at any time (i) dividends on the Series N-A Preferred Stock shall be in arrears (x) for more than thirty (30) days after the applicable Dividend Payment Date during the Stock Dividend Period or (y) in an amount equivalent to two (2) semi-annual dividends, whether or not consecutive, at any time after the Stock Dividend Period or (ii) the Corporation shall be obligated to and shall have failed to redeem any shares of the Series N-A Preferred Stock pursuant to Section 6, and for so long thereafter as shares of the Series N-A Preferred Stock remain outstanding, at the election of the holders of the Series N-A Preferred Stock (exercisable by written notice to the Corporation from a majority of the holders of the then outstanding shares of Series N-A Preferred Stock having been given to the Corporation and the noticed matters not having been cured within 15 days after receipt of such notice), the holders of the Series N-A Preferred Stock shall have the voting power, voting separately as a single class, to elect such number of directors as constitutes a majority of the Board of Directors of the Corporation. Under such circumstances, (1) the number of directors constituting the whole Board of Directors shall be automatically increased, effective upon the election of directors by the holders of Series N-A Preferred Stock as herein provided, by such number as shall permit the directors so elected to constitute a majority of the whole Board of Directors, and (2) the holders of the Series N-A Preferred Stock shall have the right to elect such directors. The right of the holders of Series N-A Preferred Stock to elect directors may be exercised initially by written consent of the holders of the Series N-A Preferred Stock or at a special meeting called for that purpose, which shall be called upon the request of any stockholder or stockholders owning in the aggregate not less than 66-2/3% of the total number of shares of Series N-A Preferred Stock outstanding. For so long as the right of the holders of the Series N-A Preferred Stock to elect a majority of the Board of Directors as provided herein shall continue, after the holders of Series N-A Preferred Stock shall have exercised such right,
(x) the directors so elected by the holders of Series N-A Preferred Stock shall continue in office until their successors shall have been elected or until the arrearages giving rise to such right have been cured and all accrued dividends on the Series N-A Preferred Stock have been paid in full, and (y) any vacancy on the Board of Directors caused by the resignation, death or removal of a director elected by the holders of the Series N-A Preferred Stock or otherwise entitled to be filled by the holders of the Series N-A Preferred Stock may be filled by vote of a majority of the remaining Directors theretofore elected by the holders of the Series N-A Preferred Stock or by the vote of the holders of the Series N-A Preferred Stock, voting as a separate class. References in this paragraph to directors elected by the holders of the Series N-A Preferred Stock shall include directors elected by such directors to fill vacancies as provided in clause (y) of the foregoing sentence. The directors elected by the holders of the Series N-A Preferred Stock may be removed from the Board of Directors only by a vote of the holders of a majority of the then outstanding shares of the Series N-A Preferred Stock. Holders of the Series N-A Preferred Stock shall not be entitled to cumulate their shares for the election of directors. The holders of the Series N-A Preferred Stock may assign their rights under this Section 3(C) to appoint a majority of the Board of Directors of the Corporation. The rights of the holders of the Series N-A Preferred Stock to elect such majority shall terminate and any Directors so elected shall immediately resign, upon the curing of the matters giving rise to the holders' rights.

     4.   Liquidation Preference.  In the event of any liquidation, dissolution,
          ----------------------
or winding up of the affairs of the Corporation, whether voluntary or otherwise ("Liquidation"), after payment or provision for payment by the Corporation of the debts and other liabilities of the Corporation, each holder of the Series N-A Preferred Stock shall be entitled to receive an amount in cash for each share of the then outstanding Series N-A Preferred Stock held by such holder equal to $10.00 per share (such amount being referred to herein as the "Liquidation Preference"), plus accrued and unpaid dividends on each such share (whether or not declared), and shall not be entitled to any further payment, before any distribution shall be made to the holders of any Junior Securities upon the Liquidation of the Corporation. Written notice of any Liquidation of the Corporation, stating a payment date and the place where the distributable amounts shall be payable, shall be given by mail, postage prepaid, not less than 30 days prior to the payment date stated therein, to the holders of record of the Series N-A Preferred Stock, if any, at their respective addresses as the same shall appear on the books of the Corporation. For the purposes of this
Section 4, the merger or consolidation of the Corporation into or with any other corporation, or the merger of any other corporation into it, or the sale, lease or conveyance of all or substantially all the assets, property or business of the Corporation, shall not be deemed to be a Liquidation of the Corporation, unless such merger, consolidation, sale, lease or conveyance shall be in connection with a dissolution or winding up of the business of the Corporation.

     5.   Redemption at the Option of the Corporation.
          -------------------------------------------

          (A) The Corporation, at its option, may redeem the shares of Series N-A Preferred Stock, in whole or in part, out of funds legally available therefor, at any time or from time to time, subject to the notice provisions, provisions for partial redemption and provisions limiting the Corporation's optional redemption rights described below, at the price of $10.00 per share plus accrued and unpaid dividends on each such share (whether or not declared) (the "Redemption Price").

          (B) In the event the Corporation shall redeem shares of Series N-A Preferred Stock under this Section 5, notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of the shares to be redeemed, at such holder's address as the same appears on the stock records of the Corporation. Each such notice shall state: (i) the redemption date; (ii) the number of shares of Series N-A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the Redemption Price; (iv) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price; and (v) that dividends on the shares to be redeemed shall cease to accrue on such redemption date.

          (C) Upon surrender in accordance with said notice of the certificates for any such shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors shall so require and the notice shall so state), such shares shall be redeemed by the Corporation at the Redemption Price. If fewer than all the outstanding shares of Series N-A Preferred Stock are to be redeemed, shares to be redeemed shall be selected by the Corporation from outstanding shares of Series N-A Preferred Stock not previously called for redemption by lot or pro rata (as near as may be) or by any other method determined by the Board of Directors of the Corporation in its sole discretion to be equitable. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

     6.   Redemption.
          ----------

          (A) On January 15, 2006, the Corporation shall redeem, for cash, all of the outstanding shares of the Series N-A Preferred Stock at the Mandatory Redemption Price (as hereinafter defined).

          (B) Upon the occurrence of a Change of Control (as hereinafter defined) with respect to the Corporation, any holder of Series N-A Preferred Stock may require, at the holder's option, for a period of 90 days after receipt of a notice by the Corporation to the holders of the

Series N-A Preferred Stock that a Change of Control has occurred, the Corporation to redeem the shares of Series N-A Preferred Stock held by such holder, in whole or in part, at the Mandatory Redemption Price. A "Change in Control" shall be deemed to have occurred (i) upon a merger, consolidation or reorganization or similar transaction that requires approval of holders of Common Stock, or any person or "group" (as defined in Rule 13d-5 under the Securities Exchange Act of 1934, as amended) (other than Calpine Corporation and its Affiliates) becoming the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 50% or more of the outstanding voting securities of the Corporation, (ii) upon the sale of all or substantially all of the Corporation's assets, or (iii) upon the execution of an agreement by the Corporation to do any of the foregoing. The term "Affiliate" shall mean any person, corporation or other entity controlling, controlled by or under common control with the party in question and, as used in this definition, the term "control," including the correlative terms "controlling," "controlled by" and "under common control with" shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a person, corporation or other entity.

          (C) Upon the occurrence of a Default (as hereinafter defined) with respect to the Corporation, any holder of Series N-A Preferred Stock may require, at the holder's option, the Corporation to redeem the shares of Series N-A Preferred Stock held by such holder, in whole or in part, at the Mandatory Redemption Price. A "Default" shall be deemed to have occurred if at any time
(i) dividends payable on the shares of Series N-A Preferred Stock at the time outstanding have not been fully paid on the Dividend Payment Date; provided, however, if such dividends are paid on or before the 30th day following such Dividend Payment Date, the Corporation shall not be considered in Default, (ii) any action for which the consent of the holders of Series N-A Preferred Stock is required pursuant to the terms of Section 3(B) is taken without such consent, or
(iii) the Corporation breaches any covenant made with respect to the Series N-A Preferred Stock (including but not limited to provisions set forth in Sections 8 and 9).

          (D) A holder of Series N-A Preferred Stock may exercise the redemption rights pursuant to Sections 6(B) and 6(C) by delivering notice of such exercise to the Corporation, together with the certificate or certificates representing such shares. Upon receipt of such redemption notice, the Corporation shall, within 30 days, calculate the Mandatory Redemption Price as of the end of the month preceding the month in which the Corporation receives such notice; provided that with respect to the exercise of the mandatory redemption right set forth in Section 6(C), the Corporation shall calculate the Mandatory Redemption Price within 5 days after the receipt of such redemption notice. The Corporation shall pay to the holder exercising such redemption right the Mandatory Redemption Price times the number of shares redeemed on or before the 45th day from the receipt by the Corporation of the redemption notice; provided that with respect to the exercise of the mandatory redemption right set forth in Section 6(C), the Corporation shall pay to the holder exercising such redemption right the Mandatory Redemption Right within 10 days after the receipt of such redemption notice. The Corporation shall pay to the holders the redemption price payable pursuant to Section 6(A) upon delivery of the certificates representing shares to be redeemed on or after the redemption date specified therein.

          (E) The term "Mandatory Redemption Price" shall mean $10.00 per share of Series N-A Preferred Stock, plus all accrued and unpaid dividends (whether or not declared).

     7.   Reacquired Shares.  Any shares of the Series N-A Preferred Stock
          -----------------
redeemed or purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Series N-A Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

     8.   Covenants.
          ---------

          (A) For so long as any shares of the Series N-A Preferred Stock are outstanding, neither the Corporation nor any Subsidiary of the Corporation shall incur, create or assume, or otherwise become responsible for the payment of or permit to be secured, directly or indirectly, by any lien or other encumbrance upon property or assets of the Corporation or any Subsidiary, any Indebtedness (as hereinafter defined), if, taking into account such Indebtedness, (i) the Corporation's aggregate Indebtedness would exceed 80% during the First Period, or 70% during the Second Period and Third Period, of the estimated value of future gross revenues (estimated in accordance with the requirements of the Securities and Exchange Commission) to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10% as reported in the Corporation's most recent estimate of proved reserves (as of the end of the calendar year preceding such incurrence, provided that if such incurrence is within 90 days following the end of a calendar year, such report may be as of the end of the next preceding calendar year) prepared by Netherland, Sewell & Associates or such other firm of nationally recognized petroleum engineers as may be approved by the holders of at least 66-2/3% of the outstanding shares of Series N-A Preferred Stock (adjusted for any material asset sales or acquisitions since the date of the last determination); or (ii) the ratio of the Cash flow to Debt Service (as those terms are defined in the Senior Loan Facility), calculated as provided in Section 6.13 of the Senior Loan Facility except that the Indebtedness proposed to be incurred shall be taken into account on a pro forma basis as if incurred at the beginning of the tested period, would be less than
1.1 to 1 if such Indebtedness is to be incurred during the First Period or 1.2 to 1 if such Indebtedness is to be incurred during the Second Period or the Third Period; or (iii) during the First Period and Second Period, the terms of such Indebtedness (other than the Corporation's outstanding Senior Loan Facility until its scheduled maturity) would prohibit or restrict dividends or other distributions on or any required redemption of the Series N-A Preferred Stock. During the Third Period neither the Corporation nor any Subsidiary of the Corporation shall incur, create, assume or permit to exist, or otherwise become or be responsible for the payment of, or permit to be secured, directly or indirectly, by any lien or other encumbrance upon property or assets of the Corporation or any Subsidiary, any Indebtedness (including Indebtedness under the Senior Loan Facility) if the terms of such Indebtedness would prohibit or restrict dividends or other distributions on or any required redemption of the Series N-A Preferred Stock.

          (B)  The following definitions shall apply to terms used in this
Section:

               (i) "Indebtedness" means for any Person the sum of the following (without duplication): (a) all obligations of such Person for borrowed money or evidenced by bonds, debentures, notes or other similar instruments; (b) all obligations of such Person (whether contingent or otherwise) in respect of bankers' acceptances, surety or other bonds and similar instruments; (c) all obligations of such Person to pay the deferred purchase price of property or services of such person (other than obligations in respect of current transactions incurred in the ordinary course of business that are due by their terms within, and have not remained outstanding in excess of, sixty days after such obligations are incurred, unless being contested in good faith), (d) all obligations to pay contractual obligations which have been incurred setting forth liquidated money penalties for drilling commitments which have not been commenced by a date certain, but excluding such amounts once satisfied; (e) all obligations under leases which shall have been, or should have been, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or in respect of which obligations the Corporation otherwise assures a creditor against loss; (f) all Indebtedness and other obligations secured by a lien on any asset of such Person, whether or not such Indebtedness is assumed by the Corporation; (g) all Indebtedness and other obligations of others guaranteed by such Person; (h) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of other Persons; (i) obligations arising with respect to letters of credit or applications or reimbursement agreements therefor; (j) mandatory redemption or mandatory dividend rights on capital stock (including the Series N-A Preferred Stock); and
(k) all unfunded postretirement and postemployment benefits including, without limitation, unfunded pension liabilities;

               (ii) "GAAP" means generally accepted accounting principles (including principles of consolidation), in effect from time to time, consistently applied;

               (iii) "Subsidiary" means, as to any Person, any corporation, company, association, partnership, limited liability company or other business entity of which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership, limited liability company or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries; and

               (iv) "Person" means an individual or individuals, a partnership, a corporation, a company, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other form of legal entity, or a governmental authority.

               (v) "Senior Loan Facility" means that certain Credit Agreement by and between the Corporation, as the borrower, and Bank One, Texas National Association, as Agent and as a lender, and the other lenders from time to time parties thereto.

               (vi)    "Cash Flow" shall have the meaning ascribed to it in
Section 1.2 of the Senior Loan Facility, which definition is incorporated herein by reference for all purposes.

               (vii) "First Period" means the period beginning on the date hereof and ending December 31, 2002.

               (viii) "Second Period" means the period beginning on January 1, 2003 and ending December 31, 2004.

               (ix) "Third Period" means the period beginning on January 1, 2005 and ending on the date all shares of Series N-A Preferred Stock have been redeemed.

     9. For so long as any shares of the Series N-A Preferred Stock are outstanding, neither the Corporation nor any Subsidiary of the Corporation shall sell, transfer or otherwise dispose of (or enter into any contract or grant any option relating to any such sale, transfer or other disposition of) oil or gas properties or assets (other than sales of production in the ordinary course of business) having a fair market value in excess of, or for consideration in excess of, (i) $5,000,000 in any transaction or series of related transactions or (ii) $10,000,000 in all transactions in the aggregate, unless such transaction is a sale for cash consideration not less than the fair market value of such properties or assets, as determined in good faith by the Board of Directors of the Corporation, and (a) the proceeds of such sale are applied, contemporaneously with the consummation of such sale, to the repayment of Indebtedness of the Corporation within the meaning of clause (a) of the definition of Indebtedness set forth herein and/or to the redemption of Series N-A Preferred Stock, or (b) at the time of such sale the Corporation, by action of its Board of Directors, undertakes and commits to reinvest such proceeds within six months following the consummation of such sale, in oil and gas properties having proved reserves, as determined in good faith by the Board of Directors of the Corporation on the basis of reports of reputable independent petroleum engineers, having a present value (calculated on the same basis as the valuation of reserves made in accordance with Section 9(b) of the Stockholders Agreement) at the time of acquisition not less than the present value (calculated on the same basis at the time of disposition) of the proved reserves attributable to the properties or assets disposed of, and the Corporation does in fact reinvest such proceeds in compliance with such undertaking and commitment.

     10. The Corporation shall observe and comply with the covenants set forth in the following Sections of the Senior Loan Facility: Sections 5.1 through 5.4; 5.6; 5.8 through 5.13; 5.16 through 5.19; 6.2 through 6.3; 6.5 through
6.6; 6.10; 6.12 through 6.13; and 6.15, which provisions and all of the definitions used therein that are set forth in the Senior Loan Facility, each as in effect from time to time, including any successor provisions thereto, are hereby expressly incorporated in this Section 10 by reference, and the benefits of such terms and covenants shall run in favor or the holders of the Series N-A Preferred Stock; provided, however, that any provision in such Senior Loan Facility terms, covenants and definitions for notice to or delivery of any report, certificate or other document to the lenders thereunder or any agent therefor shall be deemed to include a requirement for like notice or delivery to the holders of the Series N-A Preferred Stock, and provided further, that the holders of the Series N-A Preferred Stock, however, shall be restricted from exercising any remedy with respect to a failure to observe and comply with such covenants including

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requiring redemption pursuant to Section 6) until such time as the Senior Loan
Facility is paid in full, whereupon such terms, covenants and definitions shall for purposes of this Certificate remain in effect in the form in effect at such time and such restrictions on the exercise of any remedy shall no longer apply.


                              SHERIDAN CALIFORNIA ENERGY, INC.

                              /s/ Michael Gerlich
                              -----------------------------------
                              Michael Gerlich, Vice President and Secretary

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